SECURITI 03011343 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIGGS - FICKS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 EAST WISCONSIN AVENUE, SUITE 860
(No. and Street)

MILWAUKEE (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY E. BRIGGS 414-273-2112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI ULLRICH BERTELSON, LLP
(Name – *if individual, state last, first, middle name*)

1200 NORTH MAYFAIR ROAD, SUITE 450 (Address) MILWAUKEE (City) WI (State) 53226 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2003
WASH, D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY E. BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIGGS - FICKS SECURITIES, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary E. Briggs
Signature

MANAGING DIRECTOR
Title

Sue Picking
Notary Public

Milwaukee Cty.
Expires: 12/10/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs - Ficks Securities, LLC

Milwaukee, Wisconsin

Financial Statements and Additional Information

Year Ended December 31, 2002, and Period from Date of Inception (June 15, 2001) to December 31, 2001

BRIGGS - FICKS SECURITIES, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
Year Ended December 31, 2002, and Period from Date of Inception (June 15, 2001) to December 31, 2001

TABLE OF CONTENTS

WIPFLi

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members
Briggs - Ficks Securities, LLC
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Briggs - Ficks Securities, LLC, as of December 31, 2002 and 2001, and the related statements of operations, change in members' equity, and cash flows for the year ended December 31, 2002, and the period from date of inception (June 15, 2001) to December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs - Ficks Securities, LLC, as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, and the period from date of inception (June 15, 2001) to December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 10 through 12 is presented for purposes of additional analysis; it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP
Wipfli Ullrich Bertelson LLP

January 21, 2003
Milwaukee, Wisconsi

BRIGGS - FICKS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

Assets		
Cash and cash equivalents	$51,917	$44,071
Trading securities	96,104	111,056
Receivables from clearing organization	135,877	21,806
Prepaid expenses	3,710	6,566
Office furniture and equipment	18,763	20,709
TOTAL ASSETS	$306,371	$204,208

Liabilities and Members' Equity		
Liabilities - Accrued expenses	$95,392	$21,328
Commitments		
Members' equity	210,979	182,880
TOTAL LIABILITIES AND MEMBERS' EQUITY	$306,371	$204,208

See accompanying notes to the financial statements.

BRIGGS - FICKS SECURITIES, LLC

STATEMENTS OF OPERATIONS

Year Ended December 31, 2002, and Period from Date of Inception (June 15, 2001) to December 31, 2001

	2002	2001
Revenues:		
Commissions	$482,457	$19,002
Money market rebates	44,136	2,438
Trading gains and losses, net	(14,952)	13,443
Interest and dividend income	9,495	0
Other revenue	4,668	1,235
Total revenues	525,804	36,118
Expenses:		
Salary and benefits	271,031	0
Occupancy	52,945	10,861
Floor brokerage, exchange, and clearance fees	112,669	6,374
Insurance	2,825	8,900
Regulatory fees and expenses	3,720	8,423
Legal and professional fees	34,727	15,369
Other expenses	19,788	12,434
Total expenses	497,705	62,361
Net income (loss)	$28,099	($26,243)

See accompanying notes to the financial statements.

BRIGGS - FICKS SECURITIES, LLC

STATEMENTS OF MEMBERS' EQUITY

Year Ended December 31, 2002, and Period from Date of Inception (June 15, 2001) to December 31, 2001

	Members' Contributions	Retained Earnings (Deficit)	Total Members' Equity
Balance, June 15, 2001	$0	$0	$0
Members' contributions	209,123	0	209,123
Net loss	0	(26,243)	(26,243)
Balance, December 31, 2001	209,123	(26,243)	182,880
Net income		28,099	28,099
Balance, December 31, 2002	$209,123	$1,856	$210,979

See accompanying notes to the financial statements.

BRIGGS - FICKS SECURITIES, LLC

STATEMENTS OF CASH FLOWS

Year Ended December 31, 2002, and Period from Date of Inception (June 15, 2001) to December 31, 2001

	2002	2001
Increase in cash and cash equivalents:		
Net income (loss)	$28,099	($26,243)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	6,416	2,928
(Gain) loss on trading equities	14,952	(13,443)
Changes in operating assets and liabilities:		
Increase in receivables from clearing organization	(114,071)	(21,806)
(Increase) decrease in prepaid expenses	2,856	(6,566)
Increase in accrued expenses	74,064	21,328
Total adjustments	(15,783)	(17,559)
Net cash provided by (used in) operating activities	12,316	(43,802)
Cash flows used in investing activities:		
Purchase office furniture and equipment	(4,470)	(23,637)
Cash flows from financing activities:		
Capital contributed	0	111,510
Net increase in cash and cash equivalents	7,846	44,071
Cash and cash equivalents at beginning of period	44,071	0
Cash and cash equivalents at end of period	51,917	$44,071

Supplemental disclosure of noncash information:

Contribution of trading securities by a member	$0	$97,613

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principal Business Activity

Briggs - Ficks Securities, LLC (the "Company") provides broker/dealer services, specializing in institutional security trading. The Company is a member of the National Association of Dealers (NASD) and is registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii), which provides that funds and securities belonging to the Company's customers will be handled by a correspondent broker-dealer. The Company's customers are located primarily in the Milwaukee, Wisconsin, metropolitan market.

Operations

The Company was incorporated on June 15, 2001. From inception to December 31, 2001, the Company's operations were primarily devoted to meeting regulatory filing requirements and setting up the structure of the organization. The Company's trading activities began in November 2001.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Securities and Commissions

All investments are classified as trading securities. Realized and unrealized gains and losses on trading securities are included in other income.

Security transactions, commission income, and related clearing expenses are recorded on a settlement date basis, generally the third business day following the trade date of the security transaction. The majority of revenues are attributable to the daily trading of securities by customers.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market accounts, and deposits with banks and clearing organizations. As part of the Company's agreement with their clearing organization, they are required to maintain at least $100,000 on deposit consisting of cash and trading securities with the clearing organization.

Advertising Costs

Advertising costs are expensed as incurred.

Depreciation

Depreciation and amortization are computed on the straight-line method for financial reporting purposes based on the 3- to 10-year estimated useful lives for office furniture and equipment.

Income Taxes

Under provision of the Internal Revenue Code, the Company has elected to be treated as a partnership for income tax purposes. Accordingly, the Company is generally not subjected to federal or state income taxes at the corporate level. All tax attributes of the Company will be passed through to its members and income taxes payable by the individual members.

NOTE 2 LEASE COMMITMENTS

The Company has an operating lease for its current office space. Rent expense for period ended December 31, 2001, was $10,861. The lease expires September 30, 2006. Minimum future lease payments for the year ending December 31 are as follows:

2003	$37,720
2004	$38,216
2005	$38,712
2006	$29,314

The lease provides for annual adjustments to rent for changes in real estate taxes and operating expenses. The minimum future payments above are computed using the current charges for real estate taxes and operating expenses.

The Company has two consecutive options to renew the lease for an additional three-year term under substantially the same terms and conditions.

NOTE 3 TRADING SECURITIES

Trading securities consist of 3,510 shares of Marshall & Ilsley Corp. stock. This investment has been pledged to BNY Clearing Services, LLC, as a clearing deposit.

NOTE 4 OFFICE FURNITURE AND EQUIPMENT

Office furniture and equipment at December 31 consist of:

	2002	2001
Office furniture	$12,458	$10,616
Office equipment	15,649	13,021
Total	28,107	23,637
Less accumulated depreciation	9,344	2,928
Total office furniture and equipment	$18,763	$20,709

NOTE 4 OFFICE FURNITURE AND EQUIPMENT (Continued)

Depreciation for the year ended December 31, 2002, and the period from date of inception (June 15, 2001) to December 31, 2001, was $6,416 and $2,928, respectively.

NOTE 5 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Under the terms of the Company's registration with the SEC, the minimum net capital requirement must exceed $5,000. In addition, a ratio of aggregated indebtedness to net capital of no greater than 8 to 1 for the company's first twelve months of operations must be maintained. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $132,000 and the ratio of aggregate indebtedness to net capital was .72 to 1.

NOTE 6 POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 7 CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

NOTE 8 CONCENTRATION WITH MAJOR CUSTOMER

The majority of revenue from trading commissions is concentrated in a group of accounts closely related to a single family of trust accounts.

NOTE 9 COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of a net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE 10 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities during the year ended December 31, 2002, or the period from inception (June 15, 2001) to December 31, 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

ADDITIONAL INFORMATION

BRIGGS - FICKS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
Net capital:		
Total members' equity	$210,979	$182,880
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	(18,763)	(20,709)
Prepaid expenses	(3,710)	(6,566)
Other deductions	(5,000)	(30,000)
Net capital before haircuts on securities positions	183,506	125,605
Haircuts:		
Securities	(14,416)	(16,734)
Undue concentration	(12,362)	(14,235)
Other	(121)	0
Net capital	$156,607	$94,636
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accured expenses	$95,392	$21,328
Total aggregate indebtedness	$95,392	$21,328
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$6,363	$1,423
Minimum dollar requirement	5,000	5,000
Net capital requirement	$6,363	$5,000

See independent auditor's report.

BRIGGS - FICKS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2002 and 2001

	2002	2001
Excess net capital at required minimum dollar amount	$150,245	$89,636
Excess net capital at 6.67% of aggregate indebtedness	$150,245	$93,213
Ratio: Aggregate indebtedness to net capital	.61 to 1	.22 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

See independent auditor's report.

BRIGGS - FICKS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: BNY Clearing Services, LLC.